Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-278207

Prospectus Supplement No. 7

(to Prospectus dated May 15, 2024)

SUPPLEMENT NO. 7 TO

PROSPECTUS FOR

UP TO 30,183,800 CLASS A ORDINARY SHARES

BITFUFU INC.

This Prospectus Supplement No. 7 is being filed to update and supplement the information contained in the prospectus dated May 15, 2024 (as supplemented from time to time, the “Prospectus”), relating to, among other things, the issuance from time to time of up to 5,589,292 Class A Ordinary Shares and the resale from time to time by the selling shareholders named in this Prospectus or their permitted transferees of (a) up to 24,594,508 Class A Ordinary Shares; (b) up to 155,541 Class A Ordinary Shares issuable upon the exercise of 207,389 Warrants; and (c) up to 207,000 Class A Ordinary Shares issuable upon the exercise of the Unit Purchase Option.

November 5, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-41972

BitFuFu Inc.

(Exact Name of Registrant as Specified in Its Charter)

111 North Bridge Road,

#15-01, Peninsula Plaza

Singapore 179098

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Announcement of Unaudited Third Quarter 2024 Financial Results

On November 5, 2024, BitFuFu Inc. (the “Company”) issued a press release reporting its unaudited financial and operational results for the quarter ended September 30, 2024. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BitFuFu Inc.

Date: November 5, 2024	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Director, Chief Executive Officer

Exhibit 99.1

BitFuFu Reports Unaudited Third Quarter 2024 Financial Results

Hosting Capacity Expands to 556 MW; Mining Capacity Increases 88.5% YoY to 26.2 EH/s

Singapore, November 5, 2024 (GLOBE NEWSIRE) – BitFuFu Inc. (NASDAQ: FUFU) (“BitFuFu” or the “Company), a fast-growing digital asset mining service and world-leading cloud-mining service provider, today reported its unaudited financial and operational results for the quarter ended September 30, 2024.

Third Quarter 2024 Operational Highlights

●	Hosting capacity of 556 MW diversified across 17 sites on three continents, compared with 339 MW across 16 sites on two continents during the same period of 2023.

●	Total mining capacity under management increased 88.5% to 26.2 EH/s, compared to 13.9 EH/s during the same period of 2023.

●	Cloud-mining registered users increased 75.3% to 455,764 as of September 30, 2024, from 259,929 as of September 30, 2023.

●	Bitcoin (“BTC”) production from self-mining operations decreased 34.0% to 340 BTCs from 515 BTCs in the same period of 2023.

●	BTC production by customers from cloud-mining solutions decreased 40.7% to 957 BTCs from 1,614 BTCs in the same period of 2023.

●	Cost to mine BTC[1] from self-mining operations averaged US$59,452 per BTC, compared to US$25,618 per BTC in the same period of 2023.

Strategic Transition: Building a Diverse and Robust Portfolio of BTC Mining Infrastructure

●	BitFuFu began the transition from an asset-light strategy to one that manages a diverse and robust portfolio of BTC mining infrastructure with the definitive agreement entered into in October 2024 to acquire a 51.25% stake in an 80-MW Bitcoin mining facility in Ethiopia.

●	The mining facility is operating smoothly and offers power costs averaging below US$0.04 per kilowatt-hour, further optimizing the Company’s overall energy and hosting cost structure.

●	With the majority of BitFuFu’s mining infrastructure currently based in the United States, this acquisition strengthens the Company’s competitive advantages in the international market and further expands its footprint globally.

[1]	Includes all direct costs such as electricity fees, hosting fees and purchased hash rate cost, but excludes depreciation.

BitFuFu Inc. Reports Third Quarter 2024 Earnings	Page 2 of 9

	As of September 30,
Metric	2024	2023
Hosting capacity (MW)	556	339
Total mining capacity under management (EH/s) [2]	26.2	13.9
Cloud-mining registered Users	455,764	259,929

	Three Months Ended September 30,
	2024	2023
BTC Produced
From BitFuFu self-mining operations	340	515
By customers from cloud-mining solutions [3]	957	1,614
Average BTC produced per day by customers and BitFuFu	14.1	23.1
Average miner efficiency (J/TH)	21.1	24.4

[2]	Defined as the hash rate that could theoretically be generated if all miners that have been energized are currently in operation including miners that may be temporarily offline. Hash rates are estimates based on the manufacturers’ specifications.
[3]	Defined as the amount of BTC that was produced during the period by customers using mining capacity purchased from cloud-mining solutions.

BitFuFu Inc. Reports Third Quarter 2024 Earnings	Page 3 of 9

Third Quarter 2024 Financial Highlights

●	Total revenue was US$90.3 million, representing an increase of 47.5% from US$61.2 million in the same period of 2023.

●	Revenue from cloud-mining solutions was US$68.9 million, an increase of 51.4% from US$45.5 million in the same period of 2023.

●	Within revenue from cloud-mining solutions, recurring revenue from customers who were active during the same period of last year was US$43.5 million, accounting for 63.1%.

●	Revenue from Bitcoin self-mining operations was US$20.5 million, an increase of 40.4% from US$14.6 million in the same period of 2023.

●	Net loss was US$5.0 million, compared to US$2.7 million in the same period of 2023. Net loss included share-based compensation expenses of US$4.3 million.

●	Adjusted EBITDA (a non-GAAP metric) was US$5.8 million, an increase of 48.1% from US$3.9 million in the same period of 2023.

●	Combined balance of cash, cash equivalents, and digital assets were US$142.7 million as of September 30, 2024, compared with US$76.0 million as of December 31, 2023.

“The third quarter was the first full quarter following the Bitcoin halving event in late April, which reduced the Bitcoin block subsidy from 6.25 to 3.125 Bitcoin per block,” said Leo Lu, Chairman and Chief Executive Officer. “Despite the halving event, BitFuFu had another successful quarter generating positive adjusted EBITDA. In fact, I am proud to say that the third quarter of 2024 is the eleventh  consecutive quarter BitFuFu has generated positive adjusted EBITDA. This consistency demonstrates the profitability and resilience of our business model, regardless of whether the price of Bitcoin is in a bear  or bull market.

BitFuFu’s focus on strategic investments in vertical integration, securing long-term hash rate, and expanding our geographic footprint is creating a stronger, more efficient business that can thrive in various conditions and drive sustainable, long-term value for our shareholders.”

Third Quarter 2024 Financial Results

Revenue

Total revenue in the third quarter of 2024 was US$90.3 million, representing an increase of 47.5% from US$61.2 million in the same period of 2023, driven by growth in cloud-mining solutions and self-mining operations.

Revenue from cloud-mining solutions in the third quarter of 2024  was US$68.9 million, representing an increase of 51.4% from US$45.5 million in the same period of 2023, due to increases in purchases of cloud-mining services from both existing customers and new customers acquired in the preceding twelve months. In the third quarter of 2024, recurring revenue from customers who were active in the same period of 2023 was US$43.5 million, accounting for 63.1% of revenue from cloud-mining solutions. Revenue from new customers acquired after September 30, 2023,  was US$25.4 million, accounting for 36.9% of revenue from cloud-mining solutions. BitFuFu realized a net dollar retention rate of 95.6% for the third quarter of 2024, which was calculated by dividing the amount of recurring revenue in the third quarter of 2024 by the amount of revenue in the same period of 2023, reflecting strong customer satisfaction and loyalty and the Company’s ability to maintain a substantial portion of revenue from existing customers, essential for driving long-term sustainable growth.

Revenue from Bitcoin self-mining operations in the third quarter of 2024 was US$20.5 million, representing an increase of 40.4% from US$14.6 million in the same period of 2023. The increase was largely driven by a 113.0% year-over-year rise in the average price of Bitcoin, contributing an additional US$10.9 million. This was partially offset by a 34.0% year-over-year decrease in BTC produced from 515 BTCs during the same period last year to 340 BTCs during the third quarter of 2024. The decrease in BTC production was primarily due to increased blockchain difficulty following the April 2024 Bitcoin halving and the migration of self-owned mining machines from high-cost to low-cost hosting facilities which resulted in temporary off-rack periods and reduced uptime. This migration ultimately positions the Company for greater long-term efficiency and profitability.

Revenue from hosting services in the third quarter of 2024 was US$0.6 million, compared to US$1.1 million in the same period of 2023. The decrease was primarily due to the temporary suspension or termination of hosting services by customers evaluating the profitability of their miners following the April 2024 BTC halving.

BitFuFu Inc. Reports Third Quarter 2024 Earnings	Page 4 of 9

In the third quarter of 2024, cloud-mining solutions accounted for 76.3% of total revenue, Bitcoin self-mining operations accounted for 22.7%, and hosting services and others accounted for 1.0%.

Cost of Revenue

Cost of revenue in the third quarter of 2024 was US$89.4 million, representing an increase of 46.1% from US$61.2 million in the same period of 2023. The increase was in line with the increase in total revenue and was primarily due to costs associated with the expansion of the Company’s cloud-mining solutions and self-mining operations.

Operating Expenses

Sales and marketing expenses in the third quarter of 2024 were US$1.5 million, an increase from US$0.4 million in the same period of 2023. Sales and marketing expenses included share-based compensation expenses of US$1.2 million, compared to nil during the same period last year.

General and administrative expenses in the third quarter of 2024 were US$2.4 million, an increase from US$0.7 million in the same period of 2023, partially due to a US$0.3 million increase in legal and other consulting expenses associated with the expansion of the Company’s business development activities and a US$0.2 million increase in staff costs. General and administrative expenses included share-based compensation expenses of US$0.8 million, compared to nil during the same period last year.

Research and development expenses in the third quarter of 2024 were US$2.6 million, an increase from US$0.4 million in the same period of 2023. Research and development expenses included share-based compensation expenses of US$2.3 million,  compared to nil during the same period last year.

There were no impairment losses on digital assets during the quarter, compared to US$1.9 million during the same period of 2023.

Beginning January 1, 2024, the Company implemented the early adoption of FASB fair value accounting rules, ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets. The Company recognized a non-cash fair value loss of US$0.6 million on BTC, reflecting an unfavorable mark-to-market adjustment of BTC price in the third quarter of 2024.

Due to the increase in the volume of BTC sold in the third quarter of 2024, the Company recognized a US$2.2 million gain on the sale of digital assets, compared to US$1.4 million during the third quarter of 2023. The remaining BTC held by the Company is being retained for further potential capital appreciation.

Net Loss

Net loss in the third quarter of 2024 was US$5.0 million, compared to a net loss of US$2.7 million in the same period of 2023. Net loss included share-based compensation expenses of US$4.3 million, compared nil during the same period last year.

Basic and Diluted Loss per Share

Basic and diluted loss per share was US$0.03, compared to basic and diluted loss per share of US$0.02 in the same period of 2023.

Adjusted EBITDA

Adjusted EBITDA in the third quarter of 2024 was US$5.8 million, compared to US$3.9 million in the same period of 2023. The increase was primarily due to a reduced adverse impact from BTC price fluctuations on the carrying value of digital assets during the third quarter of 2024, compared to the same period of 2023.

BitFuFu Inc. Reports Third Quarter 2024 Earnings	Page 5 of 9

Liquidity and Capital Resources

As of September 30, 2024, the Company had cash, cash equivalents and digital assets of US$142.7 million, compared with US$76.0 million as of December 31, 2023. The increase was mainly due to  funds raised in connection with the Company’s business combination and listing on NASDAQ in March 2024 and BTC mined and received from business operations in the first three quarters of 2024. The Company held 1,638 BTC as of September 30, 2024.

Conference Call Details

The Company’s management team will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on Tuesday, November 5, 2024 (9:00 P.M. Singapore Time on the same day).

All participants must register in advance of the conference call using the link provided below. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BI75d6d626a29642fbb45424149d63243f

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.bitfufu.com/.

BitFuFu Inc. Reports Third Quarter 2024 Earnings	Page 6 of 9

About BitFuFu

BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider. BitFuFu received early investment from Bitmain, a world-leading digital asset mining hardware manufacturer, and remains Bitmain’s sole strategic partner in the cloud mining space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with Bitmain, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com.

Non-GAAP Financial Measure

BitFuFu uses and considers Adjusted EBITDA, a non-GAAP financial measure, as a supplemental metrics in reviewing and evaluating its performance. BitFuFu defines Adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back/(subtract) interest expense/(income), income tax expense/(benefit), depreciation and amortization, share-based compensation; and (3) adjustments for non-recurring items, if any. BitFuFu believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods. However, non-GAAP financial measures are not defined under GAAP and are not presented in accordance with GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect the Company’s operations. BitFuFu’s calculation of Adjusted EBITDA may be different from the calculation methods of other companies, and therefore, the comparability of such measure may be limited. In addition, this non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release. BitFuFu encourages you to review its financial information in its entirety and not rely on a single financial measure.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, the transition in the Company’s strategies and the effect of such transition, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The announced results of the third quarter of 2024 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Charley Brady

Vice President, Investor Relations

ir@bitfufu.com

Christensen Advisory

bff@christensencomms.com

BitFuFu Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(In thousands, except share and per share data)

	For The Three Months Ended September 30,		For The Nine Months Ended September 30,
	2024	2023	2024	2023

Total revenues	90,337	61,295	364,169	195,532

Cost of revenues
Cost of revenues incurred to a related party	(47,098)	(36,801)	(136,087)	(124,234)
Cost of revenues incurred to third parties	(36,092)	(18,621)	(176,061)	(42,591)
Cost of revenues – depreciation and amortization	(6,201)	(5,823)	(18,395)	(17,950)
Total cost of revenues	(89,391)	(61,245)	(330,543)	(184,775)

Gross profit	946	50	33,626	10,757

Operating expenses
Sales and marketing expenses	(1,489)	(445)	(2,457)	(1,287)
General and administrative expenses	(2,434)	(679)	(5,760)	(2,154)
Research and development expenses	(2,602)	(353)	(3,336)	(1,188)
Impairment loss on digital assets	-	(1,900)	-	(5,824)
Unrealized fair value loss of Bitcoins	(619)	-	(5,222)	-
Realized gain on sales of digital assets	2,246	1,419	25,228	8,840
Total operating (expenses)/income, net	(4,898)	(1,958)	8,453	(1,613)

Operating (loss)/income	(3,952)	(1,908)	42,079	9,144

Interest expense	(1,545)	(1,545)	(4,601)	(3,985)
Interest income	257	203	1,375	955
Other (expenses)/income, net	(704)	-	(719)	7
(Loss)/Income before income taxes	(5,944)	(3,250)	38,134	6,121
Income tax benefit/(expense)	936	559	(6,503)	(990)
Net (loss)/income and total comprehensive (loss)/income	(5,008)	(2,691)	31,631	5,131

(Loss)/Earnings per share:
Ordinary shares – basic and diluted (US$)	(0.03)	(0.02)	0.20	0.03

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted	162,902,268	150,000,000	160,113,866	150,000,000

BitFuFu, Inc.

Third Quarter 2024 Earnings Press Release Schedules

BitFuFu Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands)

	September 30, 2024	December 31, 2023

ASSETS
Current assets:
Cash and cash equivalents	38,697	32,005
Digital assets	104,035	43,979
Accounts receivable, net	7,493	3,838
Prepayments	34,246	39,566
Amount due from related parties	22,032	38
Inventory	354	-
Other current assets, net	6,242	1,843
Total current assets	213,099	121,269

Non-current assets:
Equipment, net	63,499	81,857
Deposits	-	2,683
Deferred tax assets, net	5,947	4,224
Total non-current assets	69,446	88,764

Total assets	282,545	210,033

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payables	2,177	806
Contract liabilities	36,267	47,724
Taxes payable	2,486	2,233
Accrued expenses and other payables	8,890	5,368
Amount due to a related party	2,231	30,229
Total current liabilities	52,051	86,360

Non-current liabilities:
Long-term payables	102,435	102,435
Deferred tax liabilities, net	11,045	3,904
Total non-current liabilities	113,480	106,339

Total liabilities	165,531	192,699

Total shareholders’ equity	117,014	17,334

Total liabilities and stockholders’ equity	282,545	210,033

BitFuFu, Inc.

Third Quarter 2024 Earnings Press Release Schedules

BitFuFu Inc.

RECONCILIATION OF NET PROFIT AND ADJUSTED EBITDA (Unaudited)

(In thousands)

	For The Three Months Ended September 30,		For The Nine Months Ended September 30,
	2024	2023	2024	2023

Net (loss)/income	(5,008)	(2,691)	31,631	5,131
Add: Interest expenses, net	1,288	1,342	3,226	3,030
Add: Income tax (benefit)/expense	(936)	(559)	6,503	990
Add: Depreciation	6,201	5,823	18,395	17,950
Add: Share-based compensation	4,253	-	4,253	-
Adjusted EBITDA	5,798	3,915	64,008	27,101

BitFuFu, Inc.

Third Quarter 2024 Earnings Press Release Schedules